Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
AOJEZOR INC.	BVI
Hongkong Aoje Investment Limited	Hong Kong
Aojie Yingke (Suzhou) New Materials Co., Ltd.	PRC
Yingtan Topnew Motor Co., Ltd.	PRC
Integrated Demonstration Zone of the Yangtze River Delta (Suzhou Wujiang) Aojezor Research and Development Co., Ltd.	PRC